EXHIBIT 99.1

Quantum Biopharma Licensee Unbuzzd Wellness to Advance Clinically Validated Alcohol Metabolism Accelerant After Appointing Zappy as CEO

TORONTO, Sept. 24, 2026 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (FRA: 0K91) (“Quantum BioPharma”), today announced its licensee – Unbuzzd Wellness Inc. (the "Company" or "Unbuzzd"), the company behind unbuzzd™ (“unbuzzd”) — the scientifically-proven and game-changing beverage proven to accelerate alcohol metabolism, restore mental clarity and reduce hangover symptoms, is pleased to announce the appointment of Mr. Michael Zapolin (“Zappy”) as CEO. This marks a pivotal milestone in the Company. His mandate includes financing and listing Unbuzzd on a stock exchange and then executing a nationwide commercial marketing and product rollout in the United States.

Zappy began his career on Wall Street, becoming one of the youngest Vice Presidents at Bear Stearns, before emerging as an early internet entrepreneur behind category-defining domains including Beer.com, Diamond.com and CreditCards.com. He later became an investor and futurist focused on emerging industries, including psychedelics and next-generation wellness. Through initiatives such as the Mushroom Investment Fund, he has backed companies across the psychedelic economy, and he co-founded KetaMD, an at-home ketamine telemedicine company acquired by Braxia Scientific in 2022. Zappy is a graduate of Boston University and Harvard Business School’s Owner/President Management Program. Playboy Magazine once dubbed Zappy Zapolin “The Man Who Wants to Change the World with Psychedelics.” He now also wants to change the world with unbuzzd.

The Company thanks Richard Buzbuzian who was Chief Executive Officer of the Company and is now assisting in the transition to a publicly listed company scheduled to go effective in the next quarter.

“In my experience, truly disruptive consumer products are built at the intersection of innovation, proven results and exceptional execution—and I believe unbuzzd has all three,” said Gerry David, Director of Unbuzzd Wellness Inc. “The clinical validation behind unbuzzd gives us something extremely powerful to bring to consumers and retailers: a product with science supporting what it says it can do. With Zappy’s entrepreneurial track record, ability to build brands and extensive network, I believe we now have the leadership to take that foundation and turn unbuzzd into a significant consumer brand. The opportunity in front of us is substantial, and I am extremely excited about what this team can accomplish.”

Clinically Validated, Science-backed Innovation

unbuzzd stands apart in the wellness and recovery supplement landscape as the only product backed by a peer-reviewed clinical study proving its efficacy in accelerating alcohol metabolism, restoring mental clarity, and reducing hangover symptoms. unbuzzd is available for sale on amazon.com and unbuzzd.com.

The peer-reviewed clinical study, which investigated the effects of unbuzzd on alcohol intoxication and alcohol metabolism, was published in the World Journal of Pharmaceutical and Medical Research (2026, volume 12, issue 3, pages 446-467). The publication can be viewed by clicking the following link:

https://zenodo.org/records/18873638

Addressing Health-Conscious Consumer Demand

The shift toward better-for-you beverages continues to accelerate, with 70% of Americans actively seeking health benefits from their beverage choices and 72% of Gen Z consumers trying new beverages monthly. unbuzzd addresses this consumer demand through a clean label approach—a proprietary blend of vitamins, minerals, and herbs developed by a world-class R&D team in pharmacology and medicine. Unlike competitors targeting only hydration or hangover symptoms, unbuzzd combines both with metabolic science in convenient ready-to-mix powder stick formats.

Scalable Platform for Multi-Channel Distribution

The Company's growth strategy targets an expansive retail footprint including pharmacies, liquor stores, supermarkets, mass merchandisers, convenience stores, and college stores—a multi-channel distribution approach mirroring successful nationwide rollouts by industry leaders. With national distribution capabilities and a scalable platform for both retail and e-commerce, unbuzzd is positioned to capture significant share of the total addressable market for alcohol recovery and functional wellness beverages across North America and international markets.

"As unbuzzd moves to complete its listing on a stock exchange, we are pleased to announce Mr. Zapolin to lead the team," commented Dr. Eric Hoskins, Director. "With the functional beverage market on track to exceed $198 billion and consumer demand for clinically validated, better-for-you products at an all-time high and Mr. Zapolin’s extensive network, the timing is excellent."

"As an advocate for alternative health treatments, I got very excited about unbuzzd a couple of years ago when I heard that the science team had cracked the code” commented Mr. Zapolin, CEO, Unbuzzd Wellness. “We’ve needed something like this for as long as alcohol has been part of our society.”

Mr. Zapolin continued, “the team includes some of the most brilliant people from the beverage industry and scientific community. I believe unbuzzd has the potential to help millions of lives, and I’m honored to help bring it forward.”

About Unbuzzd Wellness Inc.

Unbuzzd Wellness Inc., a non-trading but fully reporting public issuer, stands as a pioneering force in the wellness and recovery supplement landscape. unbuzzd has been developed by a world-class R&D team in pharmacology and medicine, with a commitment to innovation and quality. A proprietary blend of vitamins, minerals, and herbs, unbuzzd helps your body process alcohol faster, restore mental alertness, and improve cognition so you can drink responsibly and drink refreshingly. unbuzzd appeals to a broad target audience of alcohol consumers who want to have a good time, be in control, and still feel great the next day.

Scientifically backed by a recently completed double-blind, randomized, placebo-controlled crossover design clinical trial, unbuzzd dramatically accelerates alcohol metabolism, speeds the reduction of blood alcohol concentration ("BAC"), restores mental clarity, and reduces the symptoms of intoxication, impairment and hangover. Key findings from the clinical trial include:

  Accelerated Alcohol Metabolism: unbuzzd dramatically and rapidly reduced blood alcohol concentration in study participants. The rate at which BAC was lowered was, on average for most participants, more than 40 percent faster within 30 minutes of consuming unbuzzd compared to control subjects.
  Rapid Improvements in Alertness: Study participants reported statistically significant improvement in alertness as soon as 30 minutes after consuming unbuzzd. Participants felt more alert and made fewer cognitive errors within 30 minutes of consuming unbuzzd, significantly outperforming placebo results.
  Rapid Improvements in Physiologic Changes due to Intoxication: unbuzzd lessened the elevation in heart rate and the drop in blood pressure that often accompanies alcohol intoxication, stabilizing both. This result was statistically significant.
  Reduced Perceived Impairment and Mental Fatigue: unbuzzd helped alleviate perceived impairment and mental fatigue caused by alcohol intoxication.
  Hangover Relief: Participants in this study noted a statistically significant reduction in hangover symptoms. This included reduced cognitive and physical impairment, and reduced headache compared to placebo results, at both four hours (67 percent reduction in headache severity) and eight hours after consuming unbuzzd.
  No Side Effects: unbuzzd was well-tolerated by all study participants, with no reported adverse side effects.

The full press release of the clinical trial can be found here.

unbuzzd ready-to-mix powder sticks are available in 3-pack, 8-pack, and 18-pack formats at https://unbuzzd.com.

Individual results may vary. unbuzzd is a dietary supplement. Consuming unbuzzd after alcohol ingestion does not permit you to operate a vehicle. Drink responsibly. DO NOT DRINK AND DRIVE.

For additional information, please contact:
Michael “Zappy” Zapolin
Chief Executive Officer
T: (617) 447-9012
E: zappy@unbuzzd.com

8-pack, 18-pack, and 3-pack formats of the unbuzzd ready-to-mix powder sticks
To view an enhanced version of this graphic, please visit: link

About Quantum BioPharma Ltd.

Quantum is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), Quantum is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum invented UNBUZZD™ and spun out its OTC version to Unbuzzd Wellness Inc. ("Unbuzzd") (formerly, Celly Nutrition Corp.), led by industry veterans. Quantum retains ownership of 19.48% (as of June 30, 2026) of Unbuzzd. The agreement with Unbuzzd also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses.

For more information visit www.quantumbiopharma.com.

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable Canadian securities laws. Forward-looking information is generally, but not always, identified by words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “potential,” “proposes,” “estimates,” “may,” “could,” “would,” “will” and similar expressions. Forward-looking information in this news release includes, but is not limited to, statements regarding the Company’s plans to seek financing and a listing of its securities on a stock exchange; the timing and completion of any such financing or listing; the Company’s planned nationwide commercial marketing and product rollout in the United States; expansion of retail, e-commerce and other distribution channels; the Company’s ability to scale its platform and operations; potential market opportunities and consumer demand for unbuzzd; and the Company’s expectations regarding the future commercialization, distribution, adoption and performance of unbuzzd.

Forward-looking information is based on management’s current expectations, estimates, projections, assumptions and beliefs as of the date of this news release, including assumptions regarding the availability of financing on acceptable terms; the Company’s ability to satisfy applicable regulatory, securities exchange and other requirements for a listing; favourable market and economic conditions; the continued availability and performance of key personnel, suppliers, distributors and strategic partners; the Company’s ability to manufacture and distribute products at commercial scale; continued consumer demand for functional wellness products; the accuracy and applicability of market data and third-party research; and the Company’s ability to execute its business, marketing and commercialization plans.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking information. These risks and uncertainties include, among others, the Company’s early stage of commercialization; the availability and cost of capital; the risk that a financing or stock exchange listing may be delayed, completed on different terms or not completed at all; regulatory requirements applicable to the Company, its products, product claims, labelling, marketing and distribution; changes in applicable laws and regulations; the Company’s ability to protect its intellectual property; competition and the introduction of competing products; reliance on key personnel, suppliers, manufacturers, distributors and other third parties; manufacturing, supply-chain and distribution disruptions; product liability and consumer acceptance risks; the ability to achieve anticipated sales, distribution and market penetration; and general economic, financial market and industry conditions.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, there can be no assurance that they will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information. Actual results and future events could differ materially from those anticipated in such information.
The forward-looking information contained in this news release is made as of the date hereof. Except as required by applicable securities laws, the Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

The Company does not represent that unbuzzd prevents, treats or cures any disease or medical condition. unbuzzd is a dietary supplement, and statements regarding its effects are subject to the limitations described in the referenced clinical study and may not apply to every individual. The U.S. Food and Drug Administration, Health Canada and other similar regulatory authorities have not evaluated or approved unbuzzd for the diagnosis, treatment, cure or prevention of disease. Individual results may vary. Consuming unbuzzd after alcohol ingestion does not make it safe or lawful to operate a motor vehicle or engage in any activity requiring sobriety. Drink responsibly. DO NOT DRINK AND DRIVE.

Contacts:

Investor Relations
Robert Guzman, Investor Relations
Email: Rob@QuantumBioPharma.com
Telephone: (833) 304-0323
General Inquiries: info@QuantumBioPharma.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/59611581-4786-49a7-918d-b18dd32889b0